Exhibit 99.1

        On May 24, 2004, the Reporting Person, as trustee under the UAD 12/14/72 Perkins Bypass Trust C (“Trust C”), entered into a contract (the “Trust C Contract”) relating to 160,945 shares of HP Common Stock (the “Trust C Shares”) held by Trust C. The Trust C Contract requires Trust C to deliver to the counterparty three business days following May 24, 2007 (the “Settlement Date”) an amount of cash, or, upon the satisfaction of certain conditions, shares, determined as set forth below (in each case, subject to antidilution adjustments). If the closing price per share on May 24, 2007 (the “Final Price”) is less than or equal to $20.61 (the “Floor Price”), Trust C must deliver the Trust C Shares; or, in the case of cash settlement, the value determined by multiplying 160,945 by the Final Price. If the Final Price is greater than the Floor Price but less than or equal to $28.85 (the “Cap Price”), Trust C must deliver the number of Trust C Shares determined by multiplying 160,945 by the ratio of $20.61 to the Final Price, or, in the case of cash settlement, the value determined by multiplying 160,945 by the Floor Price. If the Final Price is greater than the Cap Price, Trust C must deliver the number of Trust C shares determined by multiplying 160,945 by the sum of $20.61 and the difference between the Final Price less $28.85, and dividing that number by the Final Price, or, in the case of cash settlement, the value determined by multiplying 160,945 by the sum of $20.61 and the difference between the Final Price and $28.85. On May 27, 2004, Trust C received $2,605,699.20 pursuant to the Trust C Contract. The Trust C Shares have been pledged to the counterparty in connection with the Trust C Contract. The Trust C Contract was entered into when the Reporting Person was not a director or affiliate of Hewlett-Packard Company.